                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                              ---------------------

                                    FORM 11-K





(Mark One)

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

           For the fiscal year ended  May 31, 1999
                                      ------------

                                       or

[   ]      TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE
           SECURITIES EXCHANGE ACT OF 1934.

           For the transition period from _____________to______________

           Commission File Number   1-11344
                                    -------

                  A. Full title of the plan and the address of the plan, if
            different from that of the issuer named below:

                       INTERMAGNETICS GENERAL CORPORATION
                                IGC SAVINGS PLAN

                  B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                       INTERMAGNETICS GENERAL CORPORATION
                             450 Old Niskayuna Road
                           Latham, New York 12110-0461

                       INTERMAGNETICS GENERAL CORPORATION
                                IGC SAVINGS PLAN

                       Financial Statements and Schedules

                              May 31, 1999 and 1998

                   (With Independent Auditors' Report Thereon)

               INTERMAGNETICS GENERAL CORPORATION IGC SAVINGS PLAN

                       Financial Statements and Schedules

                              May 31, 1999 and 1998





                                Table of Contents



                                                                           Page

Independent Auditors' Report..............................................   1

Statements of Assets Available for Benefits...............................   2

Statements of Changes in Assets Available for Benefits....................   3

Notes to Financial Statements.............................................   4

Schedule

1    Line 27(a) - Schedule of Assets Held for Investment Purposes.........  12

2    Line 27(d) - Schedule of Reportable Transactions.....................  13

                          Independent Auditors' Report


The Plan Administrator
Intermagnetics General Corporation IGC Savings Plan:


We have audited the accompanying statements of assets available for benefits of Intermagnetics General Corporation IGC Savings Plan as of May 31, 1999 and 1998, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of Intermagnetics General Corporation IGC Savings Plan as of May 31, 1999 and 1998, and the changes in assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




July 16, 1999

               INTERMAGNETICS GENERAL CORPORATION IGC SAVINGS PLAN

                   Statements of Assets Available for Benefits

                              May 31, 1999 and 1998


                                                      1999             1998
                                                  ------------      -----------
Assets:
    Investments, at fair value (note 3)           $ 18,951,224       17,673,520
    Cash                                                   132              132
    Participant contributions receivable                12,187           48,014
    Employer contributions receivable                    3,277            9,741
                                                  ------------      -----------
       Assets available for benefits              $ 18,966,820       17,731,407
                                                  ============      ===========


See accompanying notes to financial statements.

               INTERMAGNETICS GENERAL CORPORATION IGC SAVINGS PLAN

             Statements of Changes in Assets Available for Benefits

                    For the years ended May 31, 1999 and 1998

                                                                    1999                1998
                                                                ------------         ----------
Investment income:
    Net appreciation in fair value of investments (note 3)      $  1,765,213          2,277,915
    Interest and dividends                                            49,484             47,328
                                                                ------------         ----------
                                                                   1,814,697          2,325,243
Contributions:
    Participants                                                   1,271,618          1,325,315
    Employer                                                         285,572            260,101
                                                                ------------         ----------
       Total additions                                             3,371,887          3,910,659
                                                                ------------         ----------

Withdrawals and benefits paid to participants                     (2,037,679)          (934,550)
Administrative expenses                                              (98,795)           (94,670)
                                                                ------------         ----------
       Total deductions                                           (2,136,474)        (1,029,220)
                                                                ------------         ----------

Net increase                                                       1,235,413          2,881,439

Assets available for benefits:
    Beginning of year                                             17,731,407         14,849,968
                                                                ------------         ----------

    End of year                                                 $ 18,966,820         17,731,407
                                                                ============         ==========


See accompanying notes to financial statements.

               INTERMAGNETICS GENERAL CORPORATION IGC SAVINGS PLAN

                          Notes to Financial Statements

                              May 31, 1999 and 1998



(1)    Description of the Plan

       The following brief description of the Intermagnetics General Corporation IGC Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

       (a)    General

              The Plan is a defined contribution employee savings plan covering substantially all employees of Intermagnetics General Corporation (the "Company") that became effective on February 1, 1985, as restated on June 1, 1989. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

       (b)    Eligibility

              An employee must complete 30 days of service from the date of employment, and have attained the age of 18 to be eligible to participate in the Plan. Employees can join the Plan on the first Monday of the month following the 30 days of employment.

       (c)    Contributions

              Employees who elect to participate in the Plan may contribute on a pretax basis up to 15% of their annual compensation, not to exceed certain Internal Revenue Code limitations. Employer contributions to the Plan are made equal to 50% of participant contributions, up to 5% of their gross compensation, which includes a participant's base compensation, overtime, fees, tips, profits, bonuses and commissions. Additional profit-sharing contributions are at the discretion of the Company. There were no discretionary contributions made by the Company in 1999 and 1998.

       (d)    Participant Accounts

              Participants' accounts are credited with the participants' contributions and allocations of (a) the Company's contribution and, (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant account balances in the respective funds elected.

              The accumulated values of participants' accounts as of May 31 were as follows:

                                                          1999          1998
                                                       ----------    ----------
                  Active participants                $ 16,062,765    15,221,532
                  Terminated participants               2,904,055     2,509,875
                                                       ----------    ----------
                                                     $ 18,966,820    17,731,407
                                                       ==========    ==========

                                                                    (Continued)

               INTERMAGNETICS GENERAL CORPORATION IGC SAVINGS PLAN

                          Notes to Financial Statements

                              May 31, 1999 and 1998

       (e)    Vesting and Forfeitures

              All participants are fully vested in their contributions and employer matching contributions, plus accumulated earnings thereon. A participant vests in profit-sharing contributions, if any, based upon years of service and is 100% vested after five years of continuous service, death or disability, or upon attainment of age 65.

              Forfeitures of profit-sharing contributions, if any, from accounts of non-vested terminated participants are allocated to remaining participants in the same manner as Company contributions. There were no amounts forfeited during 1999 and 1998.

       (f)    Participant Loans

              Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. Loans are secured by the balance in the participant's account. Loan terms may not exceed five years, unless for the purchase of a primary residence. The loans bear interest at a rate of prime plus 1% at the time the loan is made, as determined by the plan administrator.

       (g)    Payment of Benefits

              On termination of service due to death, disability or retirement, a participant becomes 100% vested and may elect to receive payment in the form of a lump-sum or defer payment until the later of death, disability, retirement or attainment of age 70-1/2. If a participant's account does not exceed $3,500, a lump-sum payment will be made.

              A participant may also elect benefits to be paid under the qualifying financial hardship provisions of the Plan.


(2)    Summary of Significant Accounting Policies

       (a)    Basis of Presentation

              The accompanying financial statements have been prepared on an accrual basis and present the assets available for plan benefits and changes in those assets.




                                       5
                                                                    (Continued)

               INTERMAGNETICS GENERAL CORPORATION IGC SAVINGS PLAN

                          Notes to Financial Statements

                              May 31, 1999 and 1998

       (b)    Investments

              Investments are stated at their fair values. The fair values of investments in mutual funds are based on quoted redemption values on the last business day of the Plan year. The investments in the Exeter Trust Company collective investment trust funds are stated at fair value based on the market values of the underlying securities as reflected on the funds' audited financial statements. Intermagnetics General Corporation common stock ("IGC Stock Fund") owned by the Plan is carried at market value based on quoted market prices. Participant loans are valued at cost, which approximates fair value.

              Security transactions are recognized under a method that approximates the trade-date basis. Gain or loss on sales of the Company's common stock is determined using the first-in, first-out
              (FIFO) method, and, for mutual and trust funds, based on the average cost for investments in the respective funds.

       (c)    Administrative Expenses

              Administrative expenses paid by the Company on behalf of the Plan were approximately $16,000 and $18,000 during 1999 and 1998, respectively.

       (d)    Use of Estimates

              The Plan administrator has made certain estimates and assumptions related to the reporting of the financial status of the Plan and changes therein to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.


(3)    Investments

       The Plan offers participants the option to choose from eight funds, including the IGC Stock Fund. The eight funds currently available to participants are as follows:

                      American Century Ultra Fund
                      Neuberger & Berman Guardian Fund
                      Strong Government Securities Fund
                      Exeter Trust Company collective investment trust funds:
                           Long-Term Growth
                           Growth with Reduced Volatility
                           Defensive Growth
                           Stable Income
                      IGC Stock Fund

       Company contributions are allocated on the same bases as those chosen for participant contributions.

                                                                    (Continued)

               INTERMAGNETICS GENERAL CORPORATION IGC SAVINGS PLAN

                          Notes to Financial Statements

                              May 31, 1999 and 1998

       A summary of plan investments as of and for the years ended May 31, 1999 and 1998 follows:

May 31, 1999:
                                                  Net Appreciation
                              Number of Shares     (Depreciation)
                                or Principal       in Fair Value
                                   Amount           During Year      Fair Value
                              ----------------    -----------------  ----------
Investment in mutual funds:
     American Century
       Ultra Fund             221,437 shares       $ 1,421,367        7,940,955
     Neuberger & Berman
       Guardian Fund           89,786 shares           (22,674)       1,603,314
     Strong Government
       Securities Fund         62,440 shares            34,474          650,643
Investment in Exeter
   Trust Company
   collective investment
   trusts:
     Long-Term Growth         211,804 shares           217,989        3,129,102
     Growth with Reduced
       Volatility             140,819 shares            86,358        1,884,523
     Defensive Growth          52,339 shares            27,692          665,790
     Stable Income            165,665 shares            88,177        2,123,395
Participant loans                   $540,282                --          540,282
IGC Stock Fund                 47,047 shares           (88,170)         413,220
                                                   -----------      -----------
                                                   $ 1,765,213       18,951,224
                                                   ===========      ===========





                                                                    (Continued)

               INTERMAGNETICS GENERAL CORPORATION IGC SAVINGS PLAN

                          Notes to Financial Statements

                              May 31, 1999 and 1998

May 31, 1998:



                                                  Net Appreciation
                               Number of Shares    (Depreciation)
                                or Principal       in Fair Value
                                   Amount           During Year      Fair Value
                              ---------------     -------------      ----------
Investment in mutual funds:
     American Century
       Ultra Fund             182,592 shares      $ 1,266,893         5,775,599
     Neuberger & Berman
       Guardian Fund          127,935 shares          347,757         2,477,180
     Strong Government
       Securities Fund         54,100 shares           48,668           584,919
Investment in Exeter
   Trust Company
   collective investment
   trusts:
     Long-Term Growth         257,409 shares          394,291         3,575,073
     Growth with Reduced
       Volatility             181,252 shares          236,817         2,278,341
     Defensive Growth          54,344 shares           63,413           662,458
     Stable Income            114,143 shares           73,234         1,289,822
Participant loans                   $555,364                            555,364
IGC Stock Fund                 46,366 shares         (153,158)          474,764
                                                  -----------       -----------
                                                  $ 2,277,915        17,673,520
                                                  ===========       ===========





                                                                    (Continued)

               INTERMAGNETICS GENERAL CORPORATION IGC SAVINGS PLAN

                          Notes to Financial Statements

                              May 31, 1999 and 1998


(4)      Summary of Assets Available for Benefits

         A summary of asset balances (including allocated contributions receivable) as of May 31, 1999 and 1998 and changes in assets available for benefits for the years then ended for each investment fund follows:

                                                                                                        Exeter Trust Company
                                                                                                    Collective Investment Trust
                                                                                                    ---------------------------
                                                          American     Neuberger &      Strong                           Growth
                                                          Century        Berman       Government                          with
                                                           Ultra        Guardian      Securities       Long-Term         Reduced
                                                           Fund           Fund           Fund           Growth         Volatility
                                                           ----           ----           ----           ------         ----------
Assets available for benefits at May 31, 1997         $ 4,405,113      1,995,708        456,247        3,093,680        2,053,036

   Contributions                                          525,300        200,090         55,304          407,511          194,291
   Net additions to (deductions from) investments
      from investment income and net realized and
      unrealized appreciation (depreciation) in fair
      value of investments                              1,269,175        348,244         48,932          395,107          237,310
   Reductions in investments due to withdrawals,
      benefit payments and expenses                      (334,555)      (138,452)       (76,360)        (169,330)        (148,984)
   New loans to participants                              (94,038)       (46,900)          (600)        (108,067)         (15,770)
   Repayments of loans from participants                   86,210         35,340          4,198           90,642           22,420
   Transfers, net                                         (61,695)        91,288         99,454         (120,972)         (56,786)
                                                       ----------     ----------      ---------       ----------       ----------
Assets available for benefits at May 31, 1998           5,795,510      2,485,318        587,175        3,588,571        2,285,517
                                                       ----------     ----------      ---------       ----------       ----------

   Contributions                                          641,228        188,667         62,851          314,121          169,910
   Net additions to (deductions from) investments
      from investment income and net realized and
      unrealized appreciation (depreciation) in fair
      value of investments                              1,423,121        (21,809)        35,589          218,554           87,099
   Reductions in investments due to withdrawals,
      benefit payments and expenses                      (605,737)      (296,481)      (287,632)        (247,687)        (389,980)
   New loans to participants                              (91,415)       (12,228)       (12,300)         (34,219)         (31,455)
   Repayments of loans from participants                  106,773         32,234          5,299           81,000           19,764
   Transfers, net                                         675,646       (770,688)       260,151         (787,600)        (253,506)
                                                       ----------     ----------      ---------       ----------       ----------

Assets available for benefits at May 31, 1999         $ 7,945,126      1,605,013        651,133        3,132,740        1,887,349
                                                       ==========     ==========      =========       ==========       ==========

                               [restubbed table]

                                                        Exeter Trust Company
                                                     Collective Investment Trust
                                                     ---------------------------
                                                                                    IGC
                                                      Defensive        Stable      Stock      Participant
                                                        Growth         Income       Fund       Loan Fund    Cash        Total
                                                        ------         ------       ----       ---------    ----        -----
Assets available for benefits at May 31, 1997           571,514      1,186,001     584,382       504,155     132     14,849,968

   Contributions                                         64,300         80,712      57,908            --      --      1,585,416
   Net additions to (deductions from) investments
      from investment income and net realized and
      unrealized appreciation (depreciation) in fair
      value of investments                               63,482         73,664    (152,831)       42,160      --      2,325,243
   Reductions in investments due to withdrawals,
      benefit payments and expenses                     (18,675)      (116,070)    (17,921)       (8,873)     --     (1,029,220)
   New loans to participants                             (5,988)        (8,400)     (1,000)      280,763      --             --
   Repayments of loans from participants                  3,835         11,653       8,543      (262,841)     --             --
   Transfers, net                                       (13,530)        64,983      (2,742)           --      --             --
                                                     ----------     ----------   ---------    ----------   -----    -----------
Assets available for benefits at May 31, 1998           664,938      1,292,543     476,339       555,364     132     17,731,407
                                                     ----------     ----------   ---------    ----------   -----    -----------

   Contributions                                         63,944         76,703      39,766            --      --      1,557,190
   Net additions to (deductions from) investments
      from investment income and net realized and
      unrealized appreciation (depreciation) in fair
      value of investments                               27,786         89,483     (87,825)       42,699      --      1,814,697
   Reductions in investments due to withdrawals,
      benefit payments and expenses                     (45,778)      (214,791)    (46,944)       (1,444)     --     (2,136,474)
   New loans to participants                            (18,637)       (15,732)     (1,259)      217,245      --             --
   Repayments of loans from participants                  5,283         15,919       7,310      (273,582)     --             --
   Transfers, net                                       (30,774)       880,254      26,517            --      --             --
                                                     ----------     ----------   ---------    ----------   -----    -----------

Assets available for benefits at May 31, 1999           666,762      2,124,379     413,904       540,282     132     18,966,820
                                                     ==========     ==========   =========    ==========   =====    ===========

               INTERMAGNETICS GENERAL CORPORATION IGC SAVINGS PLAN

                          Notes to Financial Statements

                              May 31, 1999 and 1998

(5)    Plan Termination

       Although it has not expressed any intent to do so, the Company may terminate the Plan at any time. If the Plan is terminated, the assets of the Plan shall be distributed to the participants based upon the participants' respective accumulated account balances.

(6)    Income Tax Status

       The Internal Revenue Service has ruled that the Plan qualifies under
       Section 401(a) of the Internal Revenue Code (IRC) and is, therefore, not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC in order to maintain its qualified plan status.

       The Plan administrator is not aware of any course of action or series of events that have occurred that might adversely impact the Plan's qualified status.

(7)    Reconciliation of Financial Statements to Form 5500

       The following is a reconciliation of assets available for benefits per the financial statements to Form 5500:

                                                                                     May 31,
                                                                             1999              1998
                                                                          ----------       ----------
         Assets available for benefits per the financial
           statements                                                    $18,966,820       17,731,407

         Less:  Amounts allocated to withdrawing
                    participants                                                  -            50,441
                                                                         -----------       ----------

              Assets available for benefits per Form 5500                $18,966,820       17,680,966
                                                                         ===========       ==========

         The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500:
                                                                                Year Ended May 31,
                                                                             1999              1998
                                                                          ----------       ----------
         Benefits paid to participants per the financial
              statements                                                 $ 2,037,679          934,550

         Add:  Amounts allocated to withdrawing
              participants at May 31, 1998                                         -           50,441
         Less:  Amounts allocated to withdrawing
              participants at December 31, 1998                               50,441                -
                                                                          ----------       ----------

              Benefits paid to participants per form 5500                $ 1,987,238          984,991
                                                                          ==========       ==========


       Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to May 31, 1998 but not yet paid as of that date.

                                                                      Schedule 1


               INTERMAGNETICS GENERAL CORPORATION IGC SAVINGS PLAN

          Line 27(a) - Schedule of Assets Held for Investment Purposes

                                  May 31, 1999

                                                                                                                     Current
    Identity of Issue                       Description of Investment                                 Cost            Value
------------------------------------     ----------------------------------------------------    ------------     -----------
American Century                         Ultra Fund                                              $  6,929,991       7,940,955

Neuberger & Berman                       Guardian Fund                                              1,479,441       1,603,314

Strong Funds                             Government Securities Fund                                   680,734         650,643

Exeter Trust                             Long-Term Growth Collective Investment Trust               2,463,973       3,129,102

Exeter Trust                             Growth with Reduced Volatility Collective Investment
                                              Trust                                                 1,545,834       1,884,523

Exeter Trust                             Defensive Growth Collective Investment Trust                 595,415         665,790

Exeter Trust                             Stable Income Collective Investment Trust                  2,076,953       2,123,395

*Intermagnetics General Corporation      Common Stock                                                 289,345         413,220

Participant Loans                        Loans                                                        540,282         540,282
                                                                                                 ------------      ----------
                                                                                                 $ 16,601,968      18,951,224
                                                                                                 ============      ==========

*Indicates that the issuer is a party-in interest as defined in the Employee Retirement Income Security Act of 1974.

                                                                      Schedule 2

               INTERMAGNETICS GENERAL CORPORATION IGC SAVINGS PLAN

                Line 27(d) - Schedule of Reportable Transactions

                             Year ended May 31, 1999

                                                                                                        Current value
                                                                                 Expense                  of asset on
    Identity of                             Purchase     Selling     Lease    incurred with   Cost of     transaction     Net gain
  Party Involved   Description of Asset       price       price      rental    transaction     asset         date         or (loss)
  --------------   --------------------       -----       -----      ------    -----------     -----         ----         --------
American Century    Ultra Fund             $3,239,049        --        --          --        3,239,049      3,239,049        --


                    Ultra Fund                   --     1,916,545      --          --        1,643,553      1,916,545     272,992

Neuberger & Berman

                    Guardian Fund           1,073,060        --        --          --        1,073,060      1,073,060        --


                    Guardian Fund                --     1,755,617      --          --        1,631,751      1,755,617     123,866

Strong Funds

                    Strong Government
                     Securities Fund        1,001,309        --        --          --        1,001,309      1,001,309        --


                    Strong Government
                     Securities Fund             --       901,401      --          --          887,252        901,401      14,149


Exeter Trust
                    Stable Income Fund      1,979,697        --        --          --        1,979,697      1,979,697        --


                    Stable Income Fund           --     1,375,516      --          --        1,229,501      1,375,516     146,015

Exeter Trust
                    Long-Term Growth
                     Fund                     391,467        --        --          --          391,467        391,467        --


                    Long-Term Growth
                     Fund                        --     1,025,757      --          --          775,851      1,025,757     249,906

                                                                      Schedule 2

               INTERMAGNETICS GENERAL CORPORATION IGC SAVINGS PLAN

                Line 27(d) - Schedule of Reportable Transactions

                             Year ended May 31, 1999



Note:    Reportable transactions include:

         (a) A single transaction within the plan year in excess of 5% of the current value of the plan assets;

         (b) Any series of transactions with, or in conjunction with, the same person, involving property other than securities, which amount in the aggregate within the plan year (regardless of the category of asset and the gain or loss on any transaction) to more than 5% of the current value of plan assets;

         (c) Any transaction within the plan year involving securities of the same issue if within the plan year any series of transactions with respect to such securities amount in the aggregate to more than 5% of the current value of the plan assets; and

         (d) Any transaction within the plan year with respect to securities with, or in conjunction with, a person if any prior or subsequent single transaction within the plan year with such person, with respect to securities, exceeds 5% of the current value of plan assets.

                                   SIGNATURES
                                   ----------


               Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        INTERMAGNETICS GENERAL CORPORATION
                                        IGC SAVINGS PLAN
                                        (Name Of Plan)


                                        By:  /s/ Carl H. Rosner
                                             -------------------------------
                                             Carl H. Rosner
                                             Trustee


                                        By:  /s/ Michael C. Zeigler
                                             -------------------------------
                                             Michael C. Zeigler
                                             Trustee


                                        By:  /s/ Catherine E. Arduini
                                             -------------------------------
                                             Catherine E. Arduini
                                             Trustee


Dated:  November 24, 1999

                                  Exhibit Index
                                  -------------


Exhibit                                                                   Page
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23         Consent Of KPMG LLP.........................................
















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